December 11, 2007

VIA FEDERAL EXPRESS AND EDGAR

John Reynolds, Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Re:	United Refining Energy Corp.
Amendment No. 5 to Registration Statement on Form S-1
Filed December 10, 2007
File No. 333-144704

Dear Mr. Reynolds:

On behalf of United Refining Energy Corp. (the “Company”), we are electronically transmitting hereunder the Company’s responses to comments set forth in the Staff’s letter to the Company dated December 10, 2007 (the Staff’s Letter”). We are also electronically transmitting hereunder a conformed copy of Amendment No. 6 (“Amendment No. 6”) to the Registration Statement of the Company on Form S-1 (the “Registration Statement”) reflecting responses to the Staff’s Letter. Marked copies of this filing are being sent via hand delivery to Ronald Alper, Esq.

In order to facilitate your review of this submission, we have restated and responded to each of the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of the enclosed submission.

General

1.	Throughout the prospectus, please disclose when the sponsor warrants will be issued and the nature of the issuance, e.g., a dividend.

As disclosed in Amendment No. 5, the Company granted the sponsor warrants to United Refining, Inc. on November 30, 2007 to induce the sponsor to invest an additional $5 million in the private placement preceding the consummation of the initial public offering. The Company has revised Amendment No. 6 (pages 8, 105, II-4) to disclose that the sponsor warrants will be delivered to United Refining, Inc. concurrently with the consummation of the private placement. We respectfully advise the Staff that the Company considers these warrants outstanding as of November 30, although they will not be certificated and delivered until the consummation of the private placement.

Certain Relationships and Related Party Transactions, page 104

2.	In regard to the granting of the sponsor warrants, please name the related person and the basis on which the person is a related person. See Item 404(a)(1) of Regulation S-K. Also revise accordingly similar disclosure in this section as appropriate. In addition, please disclose the approximately dollar value of the related person’s interest in the granting of the sponsor warrants. See Item 404(a)(4) of Regulation S-K.

The Company has revised Amendment No. 6 (pages 105-106) in response to the Staff’s comment.

Financial Statements

Report of Independent Registered Public Accounting Firm, F-2

3.	We note you have revised your accounting treatment for the sponsor warrants and accordingly have revised your disclosure herein. Please advise your independent accountant to re-date or dual-date their report, as necessary, to comply with AICPA Auditing Standards Section 530.

The report of the independent accountant has been revised in response to the Staff’s comment in Amendment No. 6.

Notes to Financial Statements

Note 6—Subsequent Events, F-10

4.	We note you based your sponsor warrant fair value volatility assumption of 26.67% on four blank check companies with a range of offering amounts of $29 to $120 million and market capitalizations of $41 to $180 million, whereas your offering is for $500 million. Further, we note that your sample consists of two $10/unit SPACs and two $8/unit SPACs, whereas your offering is $10/unit. Please tell us how your determination of volatility is consistent with paragraphs A43-A48 of SFAS 123(R). In your response, ensure you address the appropriateness of the index selected and your use of a 24-month volatility term.

The Company granted to United Refining, Inc. the sponsor warrants to purchase 2,500,000 shares of its common stock on November 30, 2007.

As the Company is non-public and has insufficient historical information to calculate the expected volatility of its share price, the Company utilized other Blank Check Companies (“BCCs”) with substantial historical information, including the completion of an acquisition, in order to determine the expected volatility of its share price, in accordance with paragraph 23 of FAS 123(R) and Paragraphs A43 through A48 referenced therein.

Based on the analysis completed by the Company, we concluded that there are eight other BCCs that have determined their volatility rates based on other BCCs. Accordingly, our determination of volatility is consistent with paragraphs A43-A48 of SFAS 123(R) because it is the Company’s belief that the methodology used to determine the volatility in the analysis is consistent with other BCCs that have completed volatility analyses that have also incorporated similar indices.

The Company determined that the appropriate index for estimating volatility consisted of BCCs that had completed an acquisition with a $10/unit structure and market capitalizations of greater than $100 million. However, when the Company performed the initial calculation, of all BCCs that had completed an acquisition (including those with market capitalization of less than $100 million), only two BCCs used an $8.00/unit structure and only two BCCs used a $10.00 unit/structure. The Company concluded that it was appropriate to include $8.00/unit BCCs in the development of its index because both $8.00/unit and $10.00/unit structures offer units consisting of one common stock and one warrant and have been preceded by private placements of warrants with identical purchase prices of $1.00 per warrant.

After updating the model as of December 7th, 2007, an additional five companies meet the above-referenced criteria. For comparison purposes, the Company revised the Black-Scholes calculation to include the five additional BCCs that have completed acquisitions since the time of its initial calculation and eliminated the BCCs with market capitalizations of less than $100M and found the volatilities of both Black-Scholes calculations to be similar. The revised Black-Scholes calculation included six BCCs with $8.00/unit or $10.00/unit structures that have completed an acquisition and have a market capitalization of $100M or greater. The new volatility was calculated to be 23.46% (which calculation is provided as an attachment hereto), whereas the previous volatility was calculated to be 26.67%. Notwithstanding the additional data and reduced volatility and charge, we believe that the original analysis is more conservative in nature and have retained the disclosure as previously submitted, although the differential is immaterial in our view.

The Company further believes that the 24-month volatility term is the appropriate term to use in this calculation. BCCs traditionally have a 24 month time limit to complete an acquisition. After 24 months, the BCCs will have either completed an acquisition or have dissolved and liquidated and, in both cases, the company ceases to be a BCC. Finally, by using BCCs that have completed acquisitions, the Company ensured the companies in the sample group had approximately 24 months of trading data, whereas BCCs that are still seeking acquisitions or have announced an acquisition have substantially less trading days to draw upon for volatility purposes.

Part II

Item 15. Recent Sales of Unregistered Securities

5.	In regard to the sponsor warrants, please disclose the amount of warrants granted to the sponsor. See Item 701(a) of Regulation S-K. Also disclose the aggregate amount of consideration received by the registrant. See Item 701(c) of Regulation S-K.

The Company has revised Amendment No. 6 (page II-4) as per the Staff’s comment. In addition, the Company has revised Amendment No. 6 (page II-4) to disclose the consideration received by the registrant.

Should you have any questions concerning the foregoing responses, please contact me by telephone at (212) 956-5803 or Stuart Neuhauser, Esq. at (212) 370-1300.

Very truly yours,

UNITED REFINING ENERGY CORP.

By:	/s/ James E. Murphy
Name:	James E. Murphy
Title:	Chief Financial Officer

cc:	John A. Catsimatidis

Douglas S. Ellenoff, Esq.

Stuart Neuhauser, Esq.

Martin R. Bring, Esq.

Steven M. Skolnick, Esq.

John Kyriakides, CPA

Deutsche Bank Securities Inc.

Maxim Group LLC

Company (3)(4)	Symbol	Offering Amount (mm)	Market Cap (1)	Volatility Interval(2)	Volatility
Services Acquisition Corp. International	JMBA	$120.0	$235.7	Weekly	35.81%
Boulder Specialty Brands, Inc.	SMBL	$102.1	$355.2	Weekly	19.56%
Star Maritime Acquisition Corp.	SBLK	$188.7	$586.1	Weekly	27.43%
Symmetry Holdings, Inc.	SHJ	$150.0	$156.8	Weekly	17.33%
Information Services Group Inc.	III	$225.0	$248.6	Weekly	12.92%
Freedom Acquisition Holdings, Inc.	GLG	$480.0	$4,164.2	Weekly	27.74%

		Combined Average			23.46%
*Approximate volatility term

1. Market Capitalization as of December 7th, 2007

2. Volatility Term = Maximum of 24 months

3. BCCs that have completed an acquisition, have an $8.00 or $10.00 unit structure and have a market capitalization of $100M or greater

4. 3 BCCs (Healthcare Acquisition Corp., Argyle Security Acquisition Corp. and General Finance Corp.) were removed from the analysis because there market capitalization was less than $100M